Exhibit 99.1

Execution Version

STOCK PURCHASE AGREEMENT

This STOCK PURCHASE AGREEMENT (this “Agreement”), dated as of December 30, 2023, is entered into by and among Alpha Frontier Limited, an exempted company organized under the laws of the Cayman Islands (“Purchaser”) and Hazlet Global Limited, a company organized under the laws of the British Virgin Islands (“Seller”).

RECITALS

WHEREAS, Seller owns 18,877,659 shares (the “Shares”) of common stock of Playtika Holding Corp., a Delaware corporation (the “Company”), par value US$0.01 per share.

WHEREAS, Seller desires to sell all of the Shares to Purchaser, and Purchaser desires to acquire all of the Shares from Seller, upon the terms and subject to the conditions of this Agreement.

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements set forth herein and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, and intending to be legally bound, the parties hereto agree as follows:

ARTICLE I

DEFINITIONS

Section 1.01    Certain Defined Terms. As used herein, the following terms have the following meanings:

“Action” means any claim, action, suit, arbitration, inquiry, proceeding or investigation by or before any Governmental Authority.

“Agreement” has the meaning set forth in the Preamble.

“Closing” has the meaning set forth in Section 2.03(a).

“Company” has the meaning set forth in the Recitals.

“Contribution Agreement” has the meaning set forth in Section 2.02.

“Governmental Authority” means any federal, national, state, local or other government, any governmental, regulatory or administrative authority, agency or commission, or any court, tribunal or judicial or arbitral body.

“Per Share Price” has the meaning set forth in Section 2.01.

“Person” means any individual, partnership, firm, corporation, limited liability company, association, trust, unincorporated organization or other entity.

“PHUKII” has the meaning set forth in Section 2.02.

“Purchase Price” has the meaning set forth in Section 2.01.

“Purchaser” has the meaning set forth in the Preamble.

“Seller” has the meaning set forth in the Preamble.

“Shares” has the meaning set forth in the Recitals.

“Transactions” means the transactions contemplated by this Agreement.

Section 1.02    Interpretation and Rules of Construction. In this Agreement, except as otherwise provided:

(a)    the headings in this Agreement are for reference purposes only and do not affect in any way the meaning or interpretation of this Agreement;

(b)    when a reference is made in this Agreement to an Article, Section, Exhibit or Schedule, such reference is to an Article or Section of, or an Exhibit or Schedule to, this Agreement;

(c)    whenever the words “include,” “includes” or “including” are used in this Agreement, they are deemed to be followed by the words “without limitation”;

(d)    the words “hereof,” “herein” and “hereunder” and words of similar import, when used in this Agreement, refer to this Agreement as a whole and not to any particular provision of this Agreement;

(e)    any noun or pronoun shall be deemed to include the plural as well as the singular and to cover all genders;

(f)    references to a Person are also to its successors and permitted assigns; and

(g)    references to any legislation or to any provision of any legislation shall include any modification, amendment, re-enactment thereof, any legislative provision substituted therefor and all rules, regulations and statutory instruments issued or related to such legislation.

ARTICLE II

PURCHASE AND SALE

Section 2.01    Purchase and Sale of Shares. Upon the terms and subject to the conditions set forth in this Agreement, at the Closing, Seller shall sell, transfer, convey, assign and deliver to Purchaser, and Purchaser shall purchase, acquire and accept from Seller, all right, title and interest in and to all of the Shares, free and clear of any encumbrance, in consideration for Purchaser’s payment to Seller of an aggregate purchase price equal to US$203,878,717.20 (the “Purchase Price”), representing a per share price of US$10.80 (the “Per Share Price”); provided that such purchase price shall be subject to adjustment pursuant to Section 2.04.

Section 2.02    Subsequent Contribution of Shares. The parties hereto acknowledge and agree that subsequent to the transfer of Shares by Seller to Purchaser pursuant to Section 2.01, Purchaser will further transfer such Shares to Playtika Holding UK II Limited, a company organized under the laws of England and Wales and a wholly owned subsidiary of Purchaser (“PHUKII”), in exchange for equity interests to be issued by PHUKII, pursuant to an agreement to be entered into between Purchaser and PHUKII on or around the date hereof (the “Contribution Agreement”). In order to consummate the transactions contemplated by Sections 2.01 and 2.02 in a more efficient manner, Purchaser may require that the Shares be transferred by Seller to PHUKII directly in satisfaction of Seller’s obligations under Section 2.01 and Purchaser’s obligation to deliver the Shares to PHUKII under the Contribution Agreement.

Section 2.03    Closing.

(a)    The closing of the transactions set forth in Section 2.01 (the “Closing”) shall take place remotely via the exchange of documents and signatures on the date hereof.

(b)    At the Closing, Seller shall execute and deliver to Purchaser transfer forms for the transfer of all of the Shares to Purchaser, or, if requested by Purchaser, to PHUKII.

(c)    At the Closing, Seller shall deliver to Purchaser a payment instruction in writing (the “Payment Instruction”), which shall set forth the method of payment and account information for the payment of the Purchase Price.

(d)    At or promptly after the Closing, Purchaser shall pay (or cause to be paid) the Purchase Price in the manner set forth in the Payment Instruction.

Section 2.04    Adjustment to Purchase Price. Unless otherwise agreed in writing by the parties hereto, the Purchase Price shall be subject to adjustment in accordance with Schedule I hereto.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF SELLER

Seller hereby represents and warrants to Purchaser that:

Section 3.01    Organization and Authority. Seller is duly organized and validly existing under the laws of the British Virgin Islands. The execution, delivery and performance by Seller of this Agreement have been duly authorized by all requisite action on the part of Seller. This Agreement has been duly executed and delivered by Seller, and (assuming due authorization, execution and delivery by Purchaser) constitutes legal, valid and binding obligations of Seller, enforceable against Seller in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium or similar laws now or hereinafter in effect affecting creditors’ rights generally and general principles of equity.

Section 3.02    Governmental Authorization. The execution, delivery and performance by Seller of this Agreement do not and will not require any consent, approval, authorization or other order of, action by, filing with or notification to, any Governmental Authority, except where the failure to obtain such consent, approval, authorization, or to make such filing or notification, would not materially and adversely affect the ability of Seller to consummate the Transactions.

Section 3.03    Title. Seller is the owner of, and has good, valid and marketable title to, the Shares, free and clear of any encumbrance, other than any restriction on transfer under applicable securities laws.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PURCHASER

Purchaser hereby represents and warrants to Seller that:

Section 4.01    Organization and Authority. Purchaser is duly organized and validly existing under the laws of the Cayman Islands. The execution, delivery and performance by Purchaser of this Agreement have been duly authorized by all requisite action on the part of Purchaser. This Agreement has been duly executed and delivered by Purchaser, and (assuming due authorization, execution and delivery by Seller) constitutes legal, valid and binding obligations of Purchaser, enforceable against Purchaser in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium or similar laws now or hereinafter in effect affecting creditors’ rights generally and general principles of equity.

Section 4.02    Governmental Authorization. The execution, delivery and performance by Purchaser of this Agreement do not and will not require any consent, approval, authorization or other order of, action by, filing with or notification to, any Governmental Authority, except where the failure to obtain such consent, approval, authorization, or to make such filing or notification, would not materially and adversely affect the ability of Purchaser to consummate the Transactions.

ARTICLE V

GENERAL PROVISIONS

Section 5.01    Costs and Expenses. Each party hereto shall bear and pay its own costs, fees and expenses incurred in connection with the execution, delivery and performance of this Agreement and the consummation of the Transactions.

Section 5.02    Severability. If any term or other provision of this Agreement is deemed by any court to be violative of Law or public policy and therefore invalid, illegal or incapable of being enforced, all other terms and provisions of this Agreement shall nevertheless remain in full force and effect for so long as the economic or legal substance of the Transactions is not affected in any manner materially adverse to either party hereto. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the Transactions are consummated as originally contemplated to the greatest extent possible.

Section 5.03    Assignment. This Agreement shall be binding upon and inure to the benefit of the parties to this Agreement and their respective successors, assigns, heirs, executors and administrators. No party to this Agreement may assign any of its rights or delegate any of its obligations under this Agreement without the prior written consent of the other party.

Section 5.04    Amendment; WaiverSection 5.05 . This Agreement may be amended, modified or supplemented only by a written instrument duly executed by all parties hereto. The observance of any provision in this Agreement may be waived only by the written consent of the party against whom such waiver is to be effective. No failure or delay on the part of any party to exercise any right hereunder shall operate as waiver thereof, nor shall any single or partial exercise by any party of any right preclude any other or future exercise thereof or the exercise of any other right.

Section 5.06    Governing Law; Dispute Resolution. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, without regard to conflicts of law principles that would refer a matter to the laws of another jurisdiction. Any Action arising out of or relating to this Agreement shall be heard and determined exclusively in the Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware; provided that if the Delaware Court of Chancery declines to accept jurisdiction over a particular action or proceeding, any state or federal court within the State of Delaware. Consistent with the preceding sentence, the parties hereto hereby (a) submit to the exclusive jurisdiction of the aforesaid courts for the purpose of any Action arising out of or relating to this Agreement brought by any party hereto, and (b) irrevocably waive, and agree not to assert by way of motion, defense, or otherwise, in any such Action, any claim that it is not subject personally to the jurisdiction of the aforesaid courts, that its property is exempt or immune from attachment or execution, that the Action is brought in an inconvenient forum, that the venue of the Action is improper, or that this Agreement or the Transactions may not be enforced in or by any of the aforesaid courts.

Section 5.07    Counterparts. This Agreement may be executed and delivered (including by facsimile transmission or electronic mail in portable document format) in any number of counterparts, each of which when executed shall be deemed to be an original, but all of which taken together shall constitute one and the same agreement.

[Signature Page Follows]

IN WITNESS WHEREOF, this Agreement has been signed by or on behalf of each of the parties on the date first written above.

PURCHASER:

ALPHA FRONTIER LIMITED

By:	/s/ Lu Zhang
Name: Lu Zhang
Title: Director

SELLER:

HAZLET GLOBAL LIMITED

By:	/s/ WANG, Ruofei
Name: WANG, Ruofei
Title: Director

Schedule I